ASGI Agility Income Fund

ITEM 77H(b)

Prior to April 30, 2011, PWP (Agility) Holdings, LP held more than 25% of ASGI Agility Income Fund's outstanding shares. As of April 30, 2011, their ownership interest in the Fund fell below 25% of the Fund's outstanding shares due to other investors investing in the Fund and resulting growth in the Fund's assets.